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CONTACTS:
LORUS THERAPEUTICS INC.                        CANADIAN MEDIA CONTACT:                         US MEDIA CONTACT:

Corporate Communications                       Hugh Mansfield                                  Jennifer Taylor
Grace Tse                                      Mansfield Communications Inc.                   Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                  Tel:  (416) 599-0024                            Tel:  (212) 370-5045
Email:ir@lorusthera.com                        Email:  hugh@mcipr.com                          E-mail:  jennifer@mcipr.com
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      LORUS THERAPEUTICS ALLOWED UNITED STATES PATENT TO PROTECT INVENTION
                     OF NOVEL ANTISENSE ANTIMICROBIAL DRUGS

        - Patent protects novel antimicrobial drug development program -

TSE:     LOR
OTC BB:  LORFF


TORONTO, MAY 13, 2003 - Lorus Therapeutics Inc. ('Lorus') announced today that the United States Patent Office has allowed a patent, which protects the antimicrobial component of the company's antisense drug development program. The patent titled, 'Antisense Oligonucleotide Sequences As Inhibitors of Microorganisms,' protects Lorus' technology on the design and use of unique antisense, antimicrobial agents that target specific gene sequences.

The patent covers the gene targets, SecA and Ribonucleotide reductase (RNR), which are necessary for growth and viability of microorganisms. SecA is an important component of a process required for secretion of bacterial proteins, which is an essential event in the life cycle of pathogenic organisms. RNR is a central enzyme in the formation of components required for DNA synthesis and proliferation. Since the functions of these gene products are needed for survival they are ideal targets for drug development strategies.

"An increasing concern over the appearance of drug resistant microorganisms has led to an increased interest in the development of novel antimicrobial therapeutics" said Dr. Jim A. Wright, chief executive officer, Lorus. "This patent and the one recently allowed in Canada and announced on April 9, 2003, provides protection in North America for an antisense antimicrobial discovery program. It is clear that novel therapeutic agents are required to develop new approaches to deal with life threatening infections that resist conventional treatments."
                                     (more)

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About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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